United States securities and exchange commission logo





                              November 2, 2023

       Hongliang Li
       Chief Executive Officer
       Leishen Energy Holding Co., Ltd.
       103 Huizhong Li, B Building, Peking Times Square, Unit 15B10 Chaoyang District, Beijing, China

                                                        Re: Leishen Energy
Holding Co., Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
16, 2023
                                                            CIK No. 0001985139

       Dear Hongliang Li:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our September
       21, 2023 letter.

       Form DRS/A filed on October 16, 2023

       Prospectus Summary, page 1

   1. We note your response to prior comment 15 that you have not recognized any revenue from customers in Saudi
Arabia, Kazakhstan and Indonesia for the fiscal years ended
                                                        September 30, 2021 and
2022 but you continue to disclose that you serve a "large
                                                        customer base" in those
regions. Please revise to state that you have not yet generated revenue from those
regions in 2021 and 2022.
   2. Please refer to prior comments 4 and 7 and revise your prospectus summary and risk factors to disclose the
risk that the Chinese government may exert more control over offerings conducted
overseas and/or foreign investment in China-based issuers, which could result in a
material change in your operations and/or the value of the securities you
 Hongliang Li
Leishen Energy Holding Co., Ltd.
November 2, 2023
Page 2
       are registering for sale. We note that you face    risks associated with
regulatory approvals
       on offerings conducted overseas by and foreign investment in China-based
issuers.    We
       remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to direct or
       cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Acknowledge any risks that
       any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Index to consolidated financial statements, page F-1

3. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F. Notes to Consolidated Financial Statements
Revenue recognition, page F-14

4. We are unable to find responsive disclosure to our prior comment 20 and reissue the comment. Please advise or revise to include disclosure of your revenue disaggregation in your financial statements footnote. Refer to ASC 606-10-50-5 and ASC 606-10-50-6.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameHongliang Li
                                                              Division of
Corporation Finance
Comapany NameLeishen Energy Holding Co., Ltd.
                                                              Office of
Technology
November 2, 2023 Page 2
cc:       David Manno
FirstName LastName